Exhibit 99.1

ZIM and Seaspan Announce Strategic Chartering Agreement for LNG-Fueled Vessels

Agreement includes 10X15,000 TEU vessels, intended to meet the growing market demand in the Asia - US East Coast trade

Vessel delivery to ZIM expected between February 2023 to January 2024

Haifa, Israel, LONDON, UK, February 12, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM”), and Seaspan Corporation, a wholly owned subsidiary of Atlas Corp. (“Atlas”) (NYSE: ATCO), announced today a strategic agreement for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, to serve ZIM’s Asia - US East Coast trade. ZIM is a leading player in this growing trade with an estimated market share of 9% according to market intelligence provider, PIERS.

Eli Glickman, ZIM President & CEO, stated: “This is a milestone agreement for ZIM, valued in excess of one billion dollar, that enables us to achieve two important strategic objectives. First, these top of the line advanced vessels will allow us to meet growing market demand on the Asia - US East Coast trade and provide top-level, reliable service to our customers on this important trade lane. Second, in line with our core sustainability values, investing in LNG-fueled “green” vessels demonstrates our continued commitment and leadership in addressing environmental issues related to our industry, meeting customer demand to reduce CO2 emissions, helping to preserve clean air and reducing our carbon footprint. We are delighted to partner with industry leaders such as Seaspan and Samsung Heavy Industries on this transaction.”

Bing Chen, Chairman, President and CEO of Seaspan, added: “We are very pleased to partner with ZIM to facilitate our customer’s industry leading environmental initiative. This transaction signifies both ZIM’s and Seaspan’s commitment to ESG principles, carbon reduction, and resolve to contribute to a greener business community in the future.”

Korean-based Samsung Heavy Industries, commissioned by Seaspan to build these vessels, is one of the world’s largest shipyards and a leader in high-tech shipbuilding, with vast experience in LNG-fueled vessels.

About ZIM

ZIM is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

About Atlas

Atlas is a leading global asset management company, differentiated by its position as a best-in-class owner and operator with a focus on deploying capital to create sustainable shareholder value. Atlas brings together an experienced asset management team with deep operational and capital allocation experience. Atlas targets long-term, risk adjusted returns across high-quality infrastructure assets in the maritime sector, energy sector and other infrastructure verticals. Atlas’s two portfolio companies, Seaspan Corporation and APR Energy are unique, industry-leading operating platforms in the global maritime and energy spaces, respectively. For more information visit atlascorporation.com.

About Seaspan

Seaspan is a leading independent owner and operator of containerships with industry leading ship management services. Seaspan charters its vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. As of September 30, 2020, Seaspan’s fleet consists of 127 containerships, representing total capacity of approximately 1,073,000 TEU. Seaspan’s operating fleet of vessels has an average age of approximately 7 years and an average remaining lease period of approximately 4 years, on a TEU-weighted basis. For more information visit seaspancorp.com.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to meet growing market demand and to provide reliable service to customers on the Asia - US East Coast trade. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers on the Asia - US East Coast trade ; and other factors detailed from time to time in ZIM’s and Atlas’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM’s prospectus filed with the SEC on February 1, 2021, and Atlas's Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 13, 2020 and Report on Form 6-K for the quarter ended September 30, 2020 furnished to the SEC on November 11, 2020. Each of ZIM and Atlas expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in their views or expectations, or otherwise. Neither ZIM nor Atlas makes any prediction or statement about the performance of any of their respective securities.

ZIM Contacts

Media:

Avner Shats

ZIM Integrated Shipping Services Ltd.

+972-4-8652520

shats.avner@zim.com

Investor Relations:

Elana Holzman

ZIM Integrated Shipping Services Ltd.

+972-4-865-2300

holzman.elana@il.zim.com

Leon Berman

The IGB Group

212-477-8438

lberman@igbir.com

Seaspan and Atlas Corp. Investor Inquiries

Robert Weiner

Investor Relations

Seaspan and Atlas Corp.

Tel. +1-904-345-4939

Email: IR@atlascorporation.com